UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549



05003786

SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2005
WASH. D.C. 213 SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 33-34948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LIEBERT CORPORATION PROFIT SHARING PLAN
1050 Dearborn Drive
Columbus, OH 43229

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136



Exhibit - Attached

**SIGNATURES**

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LIEBERT CORPORATION PROFIT SHARING PLAN

By: 

Jeff Blind, Member
of the Administration Committee

Date: January 31, 2005

EXHIBIT I

**Consent of Independent Registered Public Accounting Firm**

The administration committee
Emerson Electric Co.
Liebert Corporation Profit Sharing Plan

We consent to the incorporation by reference in the registration statement Nos. 33-94948 and 333-118590 on Form S-8 of Emerson Electric Co. of our report dated January 25, 2005, with respect to the statements of net assets available for benefits of the Liebert Corporation Profit Sharing Plan as of September 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of September 30, 2004, which report appears in the September 30, 2004 annual report on Form 11-K of Liebert Corporation Profit Sharing Plan.

KPMG LLP

Columbus, OH
February 2, 2005



# LIEBERT CORPORATION PROFIT SHARING PLAN

Financial Statements and Schedule

September 30, 2004 and 2003

(With Independent Auditors' Report Thereon)

## LIEBERT CORPORATION PROFIT SHARING PLAN

### Table of Contents


| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Statements of Net Assets Available for Benefits, September 30, 2004 and 2003 | 2 |
| Statements of Changes in Net Assets Available for Benefits, Years ended September 30, 2004 and 2003 | 3 |
| Notes to Financial Statements | 4 |
| **Schedule:** | |
| 1 Schedule H, Line 4i – Schedule of Assets (Held at End of Year), September 30, 2004 | 10 |


Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because the information required by such schedules is not applicable.



**KPMG LLP**
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348
Internet www.us.kpmg.com

## Report of Independent Registered Public Accounting Firm

The Administrative Committee
Liebert Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Liebert Corporation Profit Sharing Plan (the Plan) as of September 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of September 30, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
January 25, 2005

**LIEBERT CORPORATION PROFIT SHARING PLAN**

Statements of Net Assets Available for Benefits

September 30, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| Assets: | | |
| Investments: | | |
| Investments, at fair value | $ 151,835,134 | 133,607,180 |
| Life insurance policies, at cash surrender value | 1,405,119 | 1,383,940 |
| Participant loans | 2,549,903 | 2,343,277 |
| Total investments | 155,790,156 | 137,334,397 |
| Receivables: | | |
| Employer's contributions | 6,019,531 | 4,819,223 |
| Participants' contributions | 100,400 | 111,890 |
| Accrued interest and dividends | 6 | — |
| Total receivables | 6,119,937 | 4,931,113 |
| Net assets available for benefits | $ 161,910,093 | 142,265,510 |

See accompanying notes to financial statements.

**LIEBERT CORPORATION PROFIT SHARING PLAN**

Statements of Changes in Net Assets Available for Benefits

Years ended September 30, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| Additions to net assets attributed to: | | |
| Contributions: | | |
| Participants | $ 6,956,764 | 6,362,111 |
| Employer matching | 1,635,975 | 1,024,190 |
| Employer discretionary profit-sharing | 5,986,436 | 4,800,000 |
| Rollovers | 272,608 | 200,771 |
| Total contributions | 14,851,783 | 12,387,072 |
| Interest and dividends | 3,487,792 | 2,503,245 |
| Net appreciation in fair value of investments | 9,871,501 | 14,499,724 |
| Increase in cash surrender value of life insurance policies, net of policies surrendered | 48,949 | 110,045 |
| Total additions | 28,260,025 | 29,500,086 |
| Deductions from net assets attributed to: | | |
| Benefits paid to participants or beneficiaries | 8,541,055 | 4,863,254 |
| Premiums on life insurance policies | 50,772 | 52,523 |
| Deemed distributions | 2,552 | 41,239 |
| Administrative expenses | 21,063 | 16,765 |
| Total deductions | 8,615,442 | 4,973,781 |
| Increase in net assets available for benefits | 19,644,583 | 24,526,305 |
| Net assets available for benefits: | | |
| Beginning of year | 142,265,510 | 117,739,205 |
| End of year | $ 161,910,093 | 142,265,510 |

See accompanying notes to financial statements.

## (1) Plan Description

### *(a) General*

The following brief description of the Liebert Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan with savings and discretionary profit sharing features. The Plan covers substantially all employees of Liebert Corporation, Liebert North America Inc., Liebert Field Services, Inc., Liebert Global Services, Inc., and Emerson Telecom Systems, Inc. (collectively defined as the Company), all wholly owned subsidiaries of Emerson Electric Co. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employees of the Company become eligible for participation in the employee contribution (401(k)) feature of the Plan on the first day of the month after completion of one hour of service, provided the employee was hired on or before the twenty-fifth day of the month. If the employee is hired after the twenty-fifth day of the month, they will become a participant as of the first day of the second month following the date they complete one hour of service.

Employees of the Company become eligible for participation in the matching and profit sharing contribution features of the Plan as of the first day of the calendar quarter after completion of one year of service. Benefit payments to participants are based on the participants' contributions plus a vested share of the Company's contributions as well as adjustments for Plan income, net appreciation (depreciation) of investments, forfeitures, and Plan expenses.

### *(b) Contributions*

Pursuant to the employee contribution feature under the Plan, participants may elect to defer up to 40% of their compensation (voluntary contribution) on a pre-tax basis subject to certain limitations as defined by the Plan. On November 20, 2003, the Company increased the fixed matching contribution from 25% to 35% on the first 6% of the salary deferral. Additionally, the Company has the ability to make a variable matching contribution to the Plan. The variable match is based upon the Company attaining certain financial goals and is paid on the first 6% of a participant's salary deferral. The variable match can range from 0% to 50%. The Company is not obligated to make a variable match for any year. The Company made no variable matching contributions in 2004 and 2003. Participant voluntary contributions and the associated Company matching contributions are invested on a weekly basis. Discretionary profit sharing contributions, if any, are paid annually. The Company is not obligated to make a discretionary contribution for any year. Such discretionary contributions are determined by the board of directors of Emerson Electric Co.

Participants have the ability to self-direct their respective account balances and subsequent contributions on a daily basis in increments of 1%. Participants are able to change their salary deferral percentage once per month.



(Continued)

*(c) Vesting*

Participants are immediately vested in their voluntary contributions plus net earnings thereon. Vesting of Company contributions is based on years of credited service. A participant is 25% vested in the Company matching contributions after 2 years of credited service with an additional 25% for every year of credited service thereafter, with 100% vesting in all Company matching contributions occurring after 5 years of credited service. Participants become fully vested in all Company discretionary profit sharing contributions after 5 years of credited service. No partial vesting of discretionary profit sharing contributions is earned during the first 4 years of credited service. Participants will also become 100% vested in Company matching contributions and Company discretionary profit sharing contributions upon retirement, after the age of 65, in the event of total and permanent disability (as defined in the Plan), or upon death.

***(d) Investment Options***

The investment options offered in the Plan at September 30, 2004 are:

Fidelity Retirement Money Market Portfolio
Emerson Electric Co. Common Stock
Fidelity Magellan
Fidelity Puritan
Fidelity U.S. Bond Index Portfolio
Fidelity Short-Term Bond Portfolio
Fidelity Spartan U.S. Equity Index Portfolio
Fidelity Low Priced Stock
Fidelity Growth Company
Fidelity Diversified International
Fidelity Asset Manager Growth
Northern Trust Fund
MSI Small Co Growth
Fidelity Equity Income II
Fidelity Blue Chip
Fidelity Freedom 2000
Fidelity Freedom 2010
Fidelity Freedom 2020
Fidelity Freedom 2030
Fidelity Freedom 2040
Fidelity Freedom Income
Fidelity Worldwide
H&W MID Cap

Plan participants previously had the discretion to invest a portion of their respective profit sharing Plan assets in life insurance policies. The life insurance policies are owned by the Plan and the participants designate the beneficiaries. Participants may elect to terminate their life insurance policies at their discretion. The life insurance option was discontinued prior to 1990. All investments in life insurance are 100% vested.

***(e) Allocation Provisions***

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings and charged with an allocation of administrative expense. Allocations are based on participant eligible compensation or account balances, as defined. The only benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Company discretionary profit sharing contributions are allocated to participant accounts based upon the ratio of a participant's eligible compensation to total eligible compensation of all Plan participants.



(Continued)

Nonvested Company 401(k) matching contributions, which are forfeited (as defined in the Plan), are used to reduce Company matching contributions. Nonvested Company discretionary profit sharing contributions which are forfeited (as defined in the Plan), are allocated to Plan participants consistent with Plan provisions for the allocation of Company discretionary profit sharing contributions. The profit sharing forfeited amounts that were redistributed to participants for the years ended September 30, 2004 and 2003 were $157,442 and $225,526, respectively.

### (f) *Withdrawals and Payment of Benefits*

Upon a participant's retirement, death, disability, or other termination of employment with the Company, the entire vested balance in the participant's account may be distributed or, if the participant's vested account balance is at least $5,000, deferred until as late as age 70 1/2, at the participant's election.

Participants continuing in the service of the Company who have not attained the age of 59 1/2 may withdraw, subject to penalty, their voluntary contributions if such withdrawal meets the requirements of a hardship withdrawal (as defined in the Plan). Participants who are at least 59 ½ years of age may make withdrawals of their voluntary contributions without penalty. Participants who make withdrawals subject to penalty may neither contribute to the Plan nor have Company matching contributions made on their behalf for a period of 6 months after the effective date of such a withdrawal.

### (g) *Participant Loans*

Participants have the ability to withdraw up to 50% (not to exceed $50,000) of their vested account balance in accordance with a loan provision of the Plan. Participant loans bear an interest rate of prime plus 1% (as defined in the Plan). Interest rates on loans outstanding at September 30, 2004, range from 5.25% to 10.50%. The interest rate for each loan is established upon the issuance of the loan and remains fixed until the loan is totally repaid. Loans must be repaid in no fewer than 12 months and no longer than 60 months and are due in full upon a participant's termination of employment unless otherwise provided by plan regulations. A participant may have only one loan outstanding at any point in time.

## (2) Summary of Significant Accounting Policies

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment transactions are reflected on a trade date basis. Realized gains and losses from investment transactions are determined using average cost.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Income is allocated to participants using a weighted average method.

In the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of investments consists of both the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

*(a)* ***Fair Value***

Fair value of investments, other than participant loans and the cash surrender value of life insurance policies, is based on quoted market prices. Participant loans are stated at their outstanding balances, which approximates fair value.

Life insurance policies purchased for individual participants are valued at the cash surrender value of such policies as of September 30, 2004 and September 30, 2003, which approximates fair value.

*(b)* ***Payment of Benefits and Expenses***

Benefits are recorded when paid. Expenses incurred in connection with the Plan are paid by the Company or at the Company's discretion, by the Plan. In 2004 and 2003, administrative expenses of $21,063 and $16,765, respectively, represented costs of participant loans and were paid from the accounts of such participants.

Annual premiums on life insurance policies are due on December 31 of each year and are paid from the participants' prior year discretionary profit sharing contributions. If the prior year discretionary profit sharing contributions are not adequate to pay the annual premium, the shortage is to be paid from the participants' profit sharing balance.

*(c)* ***Contributions***

Participant contributions and the employer matching contributions are recognized when the participant contributions are withheld from the participant's earnings.

*(d)* ***Use of Estimates***

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the administrator to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.



(Continued)

## LIEBERT CORPORATION PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2004 and 2003

### (3) Investments

The following investments represent 5% or more of the Plan's net assets available for benefits:

| | | September 30 | |
|---|---|---|---|
| | | 2004 | 2003 |
| Fidelity Retirement Money Market Portfolio, 26,469,173 and 29,475,953 units, respectively | $ | 26,469,173 | 29,475,953 |
| Fidelity Magellan Fund, 310,607 and 322,196 shares, respectively | | 30,100,907 | 28,585,266 |
| Fidelity Puritan Fund, 978,930 and 888,992 shares, respectively | | 17,767,587 | 15,103,969 |
| Emerson Electric Co. Common Stock, 261,846 and 241,878 shares, respectively | | 16,234,321 | 12,742,531 |
| Fidelity Spartan U.S. Equity Index Portfolio, 310,100 and 288,516 shares, respectively | | 12,307,872 | 10,184,605 |
| Fidelity Low Price Stock Fund, 299,153 shares | | 10,712,677 | — |

During the years ended September 30, 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

| | | 2004 | 2003 |
|---|---|---|---|
| Mutual funds | $ | 7,685,154 | 12,354,268 |
| Common stock and other | | 2,186,347 | 2,145,456 |
| | $ | 9,871,501 | 14,499,724 |

### (4) Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated March 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter. The administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

### (5) Plan Termination

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions in their accounts. Expenses of the Plan, if any, shall be paid first, then the participant's balances shall be distributed after deducting such expenses.



(Continued)

## (6) Related Party Transactions

Certain plan investments are shares of mutual funds and other investments managed by parties related to the Plan's trustees, Fidelity Management Trust Company and Northern Trust Corporation. The Plan also holds investments in Emerson Electric Co. common stock. These transactions qualify as party-in-interest.

## (7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Schedule 1

## LIEBERT CORPORATION PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

September 30, 2004

| (a) | (b) Identity of issue, borrower, lessor or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par or maturity value | | (d) Cost | (e) Current value |
|---|---|---|---|---|---|
| | Cash equivalents: | | | | |
| * | Fidelity Retirement Money Market Portfolio | 26,469,173 Units | $ | ** | 26,469,173 |
| | Northern Trust Fund | 69 units | | ** | 69 |
| | Total cash equivalents | | | ** | 26,469,242 |
| | Mutual funds: | | | | |
| * | Fidelity Magellan | 310,607 Shares | | ** | 30,100,907 |
| * | Fidelity Puritan | 978,930 Shares | | ** | 17,767,587 |
| * | Fidelity Spartan U.S. Equity Index Portfolio | 310,100 Shares | | ** | 12,307,872 |
| * | Fidelity Short-Term Bond Portfolio | 711,669 Shares | | ** | 6,419,251 |
| * | Fidelity U.S. Bond Index Portfolio | 427,671 Shares | | ** | 4,777,089 |
| * | Fidelity Low Price Stock | 299,153 Shares | | ** | 10,712,677 |
| * | Fidelity Freedom 2010 | 233665 Shares | | ** | 3,070,355 |
| * | Fidelity Freedom 2020 | 346,930 Shares | | ** | 4,548,246 |
| * | Fidelity Growth Company | 73,337 Shares | | ** | 3,625,797 |
| * | Fidelity Diversified International | 161,061 Shares | | ** | 4,079,664 |
| * | MSI SM Co Growth | 339,581 Shares | | ** | 3,715,011 |
| * | Fidelity Equity Inc II | 102,160 Shares | | ** | 2,311,880 |
| * | Fidelity Freedom 2030 | 102,479 Shares | | ** | 1,337,357 |
| * | Fidelity Blue Chip | 51,607 Shares | | ** | 2,001,825 |
| * | Fidelity Freedom 2040 | 97,415 Shares | | ** | 739,381 |
| * | Fidelity Freedom 2000 | 18,162 Shares | | ** | 216,495 |
| * | Fidelity Freedom Income | 22,217 Shares | | ** | 246,827 |
| * | Fidelity Worldwide | 4 Shares | | ** | 63 |
| * | Fidelity Asset Manager Growth | 2 Shares | | ** | 32 |
| * | H&W Mid Cap | 46,204 Shares | | ** | 1,153,255 |
| | Total mutual funds | | | ** | 109,131,571 |
| | Corporate equity securities: | | | | |
| * | Emerson Electric Co. | 261,846 Shares | | ** | 16,234,321 |
| | Total equity securities | | | ** | 16,234,321 |
| | Other investments: | | | | |
| | Participant loans, interest rates range from 5.25% to 10.50% | 479 Loans | | — | 2,549,903 |
| | New England Financial | 152 Policies | | ** | 1,405,119 |
| | Total other investments | | | ** | 3,955,022 |
| | Total investments | | $ | ** | 155,790,156 |

* Qualifies as a party-in-interest transaction.

**Amounts are excluded in accordance with IRS form 5500 instructions Schedule H, line 4i, as all assets are participant directed.

See accompanying report of independent registered public accounting firm.